SI 20010568

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46816

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBC Standard Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Madara 212-407-5026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

25A Vreeland Road, Suite 301 (Address) Florham Park (City) NJ (State) 07932 (Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, John Roncevich, affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBC Standard Securities Inc., as of December 31, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Date: February 24, 2020

Title: CEO

[signature]

Notary Public

ROBERTA G. ROSENBLATT
Notary Public, State of New York
Registration #01RO6128557
Qualified In New York County
Commission Expires June 13, 2021

This report** contains (check all applicable boxes):

(x) (a) Facing Page

(x) (b) Statement of Financial Condition

( ) (c) Statement of Income

( ) (d) Statement of Cash Flows

( ) (e) Statement of Changes in Stockholder's Equity

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors

( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934

( ) (j) A Reconciliation Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition With Respect to Methods of Consolidation

(x) (l) An Oath or Affirmation

( ) (m) A Copy of the SIPC Supplemental Report

( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

( ) (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Rayfield & Licata
Certified Public Accountants

Board of Directors and Stockholder
ICBC Standard Securities Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICBC Standard Securities Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ICBC Standard Securities Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ICBC Standard Securities Inc.'s management. Our responsibility is to express an opinion on ICBC Standard Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ICBC Standard Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as ICBC Standard Securities Inc.'s auditor since 2005.

Rayfield & Licata

February 24, 2020
Florham Park, New Jersey

25A Vreeland Road, Suite 301, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

Statement of Financial Condition

December 31, 2019

ASSETS		
ASSETS		
Cash	$	11,541,709
Securities failed to deliver		4,353,814
Due from affiliate		11,704
Deferred income taxes		292,528
Other assets		42,389
Total assets	$	16,242,144
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to customers	$	4,353,814
Due to affiliates		1,250,806
Accrued compensation and benefits		1,814,551
Accrued expenses and other liabilities		148,350
Total liabilities		7,567,521
STOCKHOLDER'S EQUITY		
Common stock ($1 par value)		
5,000 shares authorized		
3,000 shares outstanding		3,000
Paid in capital		6,148,184
Retained earnings		2,523,439
Total stockholder's equity		8,674,623
Total liabilities and stockholder's equity	$	16,242,144

See Notes to financial statement

Notes to Statement of Financial Condition

December 31, 2019

Note 1. Organization and Summary of Significant Accounting Policies

A. Organization

The Company provides securities transactions chaperoning services on an agency basis to its non-U.S. affiliates, primarily ICBC Standard Bank Plc, in accordance with the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. In that regard, the Company chaperones transactions in non-U.S. securities involving U.S. institutional investors that are executed, cleared and settled predominately in non-U.S. markets. Securities transactions effected by its non-U.S. affiliates with or on behalf of U.S. institutional investors and intermediated by the Company may include: (i) non-U.S. equity and debt securities and; (ii) non-U.S. private primary market offerings of debt and equity securities provided such activity is otherwise permissible. In addition, the Company's representatives may also review, and distribute independent third party research reports to U.S. institutional investors that have been prepared by non-U.S. affiliates. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

The Company is a wholly owned subsidiary of ICBC Standard NY Holdings Inc. and an affiliate of ICBC Standard Resources (America) Inc. through common ownership, management and administrative staff. ICBC Standard NY Holdings Inc. is a wholly owned subsidiary of ICBC Standard Bank Plc which is owned sixty percent by Industrial and Commercial Bank of China Limited (ICBC) and forty percent by Standard Bank London Holdings Limited. Standard Bank London Holdings Limited is a wholly owned subsidiary of Standard Bank Group Limited.

B. Securities Transactions

For the year ended December 31, 2019, all of the Company's activities consisted of serving in an agency capacity and chaperoning securities transactions for non-U.S. affiliates pursuant to the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law. Securities failed to deliver chaperoned by the Company for non-U.S. affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934 are recorded in the statement of financial condition at the selling price of the securities including any accrued interest for fixed income securities with a corresponding amount recorded as payable to customers.

C. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of operations. For shadow share options, the portion of the liability funded by an affiliated entity was credited to equity.

D. Income Taxes

The Company is included in the consolidated Federal income tax returns filed by its Parent with an affiliate, ICBC Standard Resources (America) Inc. In addition, the Company is included in the combined state and local income tax returns filed by an

affiliate, ICBC New York Branch. Under the groups' tax sharing policies, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated or combined groups are remitted by affiliates to the taxing authorities on behalf of the consolidated or combined entities. The Company reimburses or is reimbursed by the affiliates for its allocated portion of income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2019, the Company did not record any liabilities for uncertain tax positions.

E. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company has an agreement with ICBC Standard Bank Plc which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues for performing securities transactions chaperoning services for affiliates pursuant to Rule I5a-6 of the Securities Exchange Act of 1934.

As of December 31, 2019, the Company recorded securities failed to deliver and a corresponding payable to customers of $4,353,814 in its statement of financial condition related to securities transactions chaperoned by the Company for non-U.S. affiliates in accordance with Rule 15a-6 under the Securities Exchange Act of 1934. Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company took a capital charge in its computation of net capital as of December 31, 2019 related to this matter. All securities failed to deliver reported on the statement of financial condition as of December 31, 2019 were settled by February 24, 2020 with no financial impact to the Company.

Standard International Holdings S.A. (SIH), an affiliated entity, had a cash-settled shadow share options based compensation plan which it closed in November 2012. Paid in capital includes approximately $120,000 related to SIH's capital contribution to fund the plan.

A limited number of employees were granted share options under an equity-settled share-based compensation plan of the Standard Bank Group called the Group Share Incentive Plan. This plan provided rights to employees to acquire ordinary shares of the Standard Bank Group (SBG) at the value of the SBG share price at the date the option is granted. Paid in capital includes approximately $31,000 related to this plan.

ICBC Standard Bank also has a cash-settled share-based compensation plan called the ICBC Standard Bank Quanto Stock Unit Plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Industrial and Commercial Bank of China Limited shares listed on the Hong Kong Stock Exchange. The awards generally vest one-third per year with the awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months after the award date and ending forty-two months after the award date.

However, certain awards have slightly longer vesting, exercise and settlement terms. The statement of financial condition includes an accrued compensation liability of approximately $563,000 for Quanto stock units and a related deferred cash incentives arrangement sponsored by the Group. The Company paid approximately $399,000 to settle Quanto stock units and deferred cash incentives during 2019.

The following table summarizes activity under the Quanto Stock Unit Plan

Outstanding at January 1, 2019	73,079
Awarded / Issued	28,428
Exercised	(50,812)
Outstanding at December 31, 2019	50,695

The following table summarizes details related to unexercised Quanto Stock Units

Award Date	Expiration Date	Grant Price on Award Date	Units Outstanding at December 31, 2019
March 2017	September 2020	$5.04	7,395
March 2018	September 2021	$6.67	14,872
March 2019	March 2025	$6.03	28,428
			50,695

As of December 31, 2019, approximately $245,000 of compensation costs related to the unvested Quanto Stock units and deferred cash incentives have not been recognized. Such costs will be recorded over the remaining vesting period as follows:

Year ending 12/31/2020	$ 155,000
Year ending 12/31/2021	60,000
Year ending 12/31/2022	21,000
Year ending 12/31/2023	8,000
Year ending 12/31/2024	1,000
	$ 245,000

Due from affiliate of $11,704 as of December 31, 2019 consists of due from ICBC New York Branch related to reimbursement by this affiliate for state and local income tax matters.

Due to affiliates of $1,250,806 as of December 31, 2019 consists of $1,164,063 due to ICBC Standard Bank Plc primarily related to the prepayment of revenue sharing and fee arrangements for the year ended December 31, 2019 and $86,743 due to ICBC Standard Resources (America) Inc. related to the matters discussed in the following paragraph. The balance due from ICBC Standard Bank Plc was $450,391 as of December 31, 2018 related to the settlement of revenue sharing and fee arrangements for the year ended December 31 ,2018.

In the normal course of business, the Company and ICBC Standard Resources (America) Inc., an affiliated entity, pay certain expenses on behalf of each other. The Company and the affiliate reimburse each other for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which ICBC Standard Resources (America) Inc. charges the Company for use of its facilities and other goods and services. At December 31, 2019, the due to affiliate balance with this entity is net of approximately $178,000 related to reimbursement of Federal income taxes.

Note 3. Employee Savings Plan

The Company's Parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $277,000 to the plan in 2019.

Note 4. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income taxes asset are as follows:

Accrued compensation	$ 292,528
Total deferred income taxes asset	$ 292,528

The Company is included in the consolidated Federal tax returns filed by its Parent and combined state and local tax returns filed by an affiliate. These consolidated and combined tax returns are subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2016 through 2019.

Note 5. Credit Risk

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

Note 6. Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight of those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of noncompliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

Note 7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $7,750,405, which was $7,245,903 in excess of its required minimum net capital of $504,502. The Company's ratio of aggregate indebtedness to net capital was .98 to 1 at December 31, 2019.

Note 8. Subsequent Events

The Company has performed a review of subsequent events through February 24, 2020, the date the financial statement was available to be issued.

ICBC Standard Securities

ICBC Standard Securities Inc.
520 Madison Avenue 28th floor New York | NY 10022

ICBC Standard Securities

ICBC Standard Securities Inc.

A wholly owned subsidiary of ICBC Standard NY Holdings Inc.
Audited Statement of Financial Condition
December 31, 2019



Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document